June 5, 2019

Raymond Ming Hui Lin
Chief Executive Officer
CLPS Incorporation
c/o 2nd Floor, Building 18, Shanghai Pudong Software Park
498 Guoshoujing Road, Pudong, Shanghai 201203
People's Republic of China

       Re: CLPS Incorporation
           Registration Statement on Form F-3
           Filed May 29, 2019
           File No. 333-231812

Dear Mr. Lin:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Mitchell Austin, Staff Attorney, or, in his absence, Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Alec F. Orudjev, Esq.